

Tanger Factory Outlet Centers, Inc.

Supplemental Operating and Financial Data

March 31, 2005

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 3/31/05

For a more detailed discussion of the factors that affect our operating results, interested parties should review the Tanger Factory Outlet Centers, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

This Supplemental Operating and Financial Data is not an offer to sell or a solicitation to buy any securities of the Company. Any offers to sell or solicitations to buy any securities of the Company shall be made only by means of a prospectus.

Table of Contents

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 3/31/05

Tanger Outlets

Geographic Diversification

	As of March 31, 2005		
State	**# of Centers**	**GLA**	**% of GLA**
South Carolina (1) (2)	3	1,222,474	14%
Georgia	3	775,760	9%
New York	1	729,378	9%
Texas	2	620,000	7%
Alabama (2)	2	615,089	7%
Delaware (2)	1	568,873	7%
Tennessee	2	513,732	6%
Michigan	2	437,051	5%
Utah (2)	1	300,602	4%
Connecticut (2)	1	291,051	3%
Missouri	1	277,883	3%
Iowa	1	277,230	3%
Oregon (2)	1	270,280	3%
Illinois (2)	1	256,514	3%
Pennsylvania	1	255,152	3%
Louisiana	1	245,199	3%
New Hampshire (2)	1	227,998	3%
Florida	1	198,924	2%
North Carolina	2	187,510	2%
Minnesota	1	134,480	2%
California	1	108,950	1%
Maine	2	84,313	1%
Total	32	8,598,443	100%

(1) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement.
(2) Includes nine centers from the Charter Oak portfolio acquired on December 19, 2003 of which Tanger owns a one-third interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 3/31/05

Tanger Outlets

Property Summary – Occupancy at End of Each Period Shown

Location	Total GLA 3/31/05	% Occupied 3/31/05	% Occupied 12/31/04	% Occupied 09/30/04	% Occupied 6/30/04	% Occupied 3/31/04
Riverhead, NY	729,378	99%	99%	99%	99%	99%
Rehoboth, DE (2)	568,873	99%	99%	99%	99%	99%
Foley, AL (2)	535,514	95%	99%	99%	99%	97%
San Marcos, TX	442,510	98%	100%	97%	96%	92%
Myrtle Beach, SC (2)	427,388	92%	92%	96%	97%	96%
Sevierville, TN	419,038	99%	100%	100%	100%	100%
Myrtle Beach, SC (1)	401,992	97%	99%	100%	100%	100%
Hilton Head, SC (2)	393,094	89%	92%	91%	89%	88%
Commerce II, GA	342,556	96%	99%	98%	97%	92%
Howell, MI	324,631	96%	100%	100%	100%	100%
Park City, UT (2)	300,602	98%	97%	97%	97%	95%
Westbrook, CT (2)	291,051	92%	93%	93%	90%	89%
Branson, MO	277,883	100%	100%	100%	100%	97%
Williamsburg, IA	277,230	96%	100%	97%	96%	96%
Lincoln City, OR (2)	270,280	91%	96%	95%	93%	93%
Tuscola, IL (2)	256,514	75%	78%	76%	77%	78%
Lancaster, PA	255,152	99%	100%	99%	96%	95%
Locust Grove, GA	247,454	97%	100%	98%	99%	98%
Gonzales, LA	245,199	100%	100%	97%	93%	93%
Tilton, NH (2)	227,998	91%	99%	98%	98%	96%
Fort Myers, FL	198,924	92%	91%	87%	82%	86%
Commerce I, GA	185,750	76%	82%	68%	68%	69%
Terrell, TX	177,490	100%	100%	97%	97%	96%
North Branch, MN	134,480	98%	100%	100%	99%	100%
West Branch, MI	112,420	98%	98%	100%	100%	100%
Barstow, CA	108,950	100%	100%	100%	95%	88%
Blowing Rock, NC	105,332	100%	100%	100%	100%	93%
Pigeon Forge, TN	94,694	93%	96%	96%	93%	88%
Nags Head, NC	82,178	100%	100%	100%	100%	100%
Boaz, AL	79,575	95%	95%	95%	97%	97%
Kittery I, ME	59,694	100%	100%	100%	100%	100%
Kittery II, ME	24,619	100%	100%	100%	100%	100%
Seymour, IN	n/a	n/a	89%	85%	82%	80%
Dalton, GA	n/a	n/a	n/a	n/a	79%	79%
LL Bean, NH	n/a	n/a	n/a	n/a	n/a	100%
Clover, NH	n/a	n/a	n/a	n/a	n/a	100%
Total	**8,598,443**	**95%**	**97%**	**96%**	**95%**	**94%**

(1) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement.
(2) Includes nine centers from the Charter Oak portfolio acquired on December 19, 2003 of which Tanger owns a one-third interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 3/31/05

Tanger Outlets

Portfolio Occupancy at the End of Each Period (1)



(1) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement and the nine centers in the Charter Oak portfolio of which Tanger owns a one-third interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 3/31/05

Major Tenants (1)

Ten Largest Tenants As of March 31, 2005 (1)			
Tenant	**# of Stores**	**GLA**	**% of Total GLA**
The Gap, Inc.	57	576,410	6.7%
Phillips-Van Heusen	95	457,877	5.3%
Liz Claiborne	43	354,629	4.1%
VF Factory Outlet	35	297,064	3.5%
Reebok International	30	231,752	2.7%
Dress Barn, Inc.	30	220,119	2.6%
Retail Brand Alliance, Inc.	35	209,985	2.4%
Polo Ralph Lauren	23	187,569	2.2%
Jones Retail Corporation	67	189,877	2.2%
Brown Group Retail, Inc.	37	168,680	2.0%
Total of All Listed Above	452	2,893,962	33.7%

(1)   Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement and the nine centers in the Charter Oak portfolio of which Tanger owns a one-third interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 3/31/05

Tanger Outlets

Lease Expirations as of March 31, 2005

Percentage of Total Gross Leasable Area (1)



Percentage of Total Annualized Base Rent (1)



(1) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement and the nine centers in the Charter Oak portfolio of which Tanger owns a one-third interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 3/31/05

Tanger Outlets

Leasing Activity (1)

	03/31/05	06/30/05	09/30/05	12/31/05	Year to Date	Prior Year to Date
Re-tenanted Space:						
Number of leases	42				42	31
Gross leasable area	204,830				204,830	130,808
New base rent per square foot	$17.25				$17.25	$17.09
Prior base rent per square foot	$16.60				$16.60	$16.42
Percent increase in rent per square foot	3.9%				3.9%	4.1%
Renewed Space:						
Number of leases	169				169	169
Gross leasable area	739,494				739,494	755,832
New base rent per square foot	$17.35				$17.35	$14.96
Prior base rent per square foot	$15.97				$15.97	$13.86
Percent increase in rent per square foot	8.6%				8.6%	7.9%
Total Re-tenanted and Renewed Space:						
Number of leases	211				211	200
Gross leasable area	944,324				944,324	886,640
New base rent per square foot	$17.33				$17.33	$15.27
Prior base rent per square foot	$16.10				$16.10	$14.24
Percent increase in rent per square foot	7.6%				7.6%	7.2%

	03/31/05	06/30/05	09/30/05	12/31/05	Year to Date	Prior Year to Date
Stores Opening:						
Number of stores	13				13	23
Gross leasable area	50,994				50,994	84,162
Base rent per square foot	$15.05				$15.05	$17.26
Stores Closing:						
Number of stores	32				32	52
Gross leasable area	103,163				103,163	170,909
Base rent per square foot	$18.02				$18.02	$16.43
Percent increase in rent per square foot	(16.5%)				(16.5%)	5.1%

(1) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement and the nine centers in the Charter Oak portfolio of which Tanger owns a one-third interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 3/31/05

Tanger Outlets

Consolidated Balance Sheets (dollars in thousands)

	3/31/05	12/31/04	09/30/04	6/30/04	3/31/04
Assets					
Rental property					
Land	$113,355	$113,830	$113,869	$115,541	$118,933
Buildings	955,931	963,563	956,109	965,394	965,948
Total rental property	1,069,286	1,077,393	1,069,978	1,080,935	1,084,881
Accumulated depreciation	(228,252)	(224,622)	(215,172)	(209,359)	(202,454)
Total rental property – net	841,034	852,771	854,806	871,576	882,427
Cash	6,531	4,103	27,135	8,694	10,781
Deferred charges – net	55,611	58,851	60,958	64,747	67,114
Other assets	21,536	20,653	19,595	26,963	19,565
Total assets	$924,712	$936,378	$962,494	$971,980	$979,887
Liabilities, minority interests & shareholders' equity					
Liabilities					
Debt					
Senior, unsecured notes	$100,000	$100,000	$147,509	$147,509	$147,509
Mortgages payable	305,983	308,342	310,483	366,065	368,087
Unsecured note	53,500	53,500	53,500	--	--
Lines of credit	33,455	26,165	--	--	4,825
Total debt	492,938	488,007	511,492	513,574	520,421
Construction trade payables	9,781	11,918	10,361	6,300	5,816
Accounts payable & accruals	25,753	17,026	17,488	18,579	18,507
Total liabilities	528,472	516,951	539,341	538,453	544,744
Minority interests					
Consolidated joint venture	223,895	222,673	221,400	220,225	220,337
Operating partnership	31,045	35,621	36,533	38,731	39,524
Total minority interests	254,940	258,294	257,933	258,956	259,861
Shareholders' equity					
Common shares	276	274	274	274	270
Paid in capital	277,857	274,340	274,286	272,322	264,952
Distributions in excess of net income	(129,917)	(109,506)	(105,116)	(94,603)	(89,916)
Deferred compensation	(6,844)	(3,975)	(4,224)	(3,406)	--
Accum. other comprehensive loss	(72)	--	--	(16)	(24)
Total shareholders' equity	141,300	161,133	165,220	174,571	175,282
Total liabilities, minority interests & shareholders' equity	$924,712	$936,378	$962,494	$971,980	$979,887

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 3/31/05

Consolidated Statements of Operations (dollars and shares in thousands)

	Three Months Ended					YTD	
	03/05	**12/04**	**09/04**	**06/04**	**03/04**	**03/05**	**03/04**
Revenues							
Base rentals	$31,861	$33,504	$32,879	$32,041	$31,460	$31,861	$31,460
Percentage rentals	886	2,380	1,289	958	711	886	711
Expense reimbursements	14,297	14,629	13,060	13,010	11,886	14,297	11,886
Other income	947	1,692	1,816	2,388	850	947	850
Total revenues	47,991	52,205	49,044	48,397	44,907	47,991	44,907
Expenses							
Property operating	16,240	16,664	14,953	14,719	13,423	16,240	13,423
General & administrative	3,044	3,063	3,346	3,254	3,157	3,044	3,157
Depreciation & amortization	12,930	12,292	14,042	12,955	12,157	12,930	12,157
Total expenses	32,214	32,019	32,341	30,928	28,737	32,214	28,737
Operating income	15,777	20,186	16,703	17,469	16,170	15,777	16,170
Interest expense	8,228	8,433	8,919	8,901	8,864	8,228	8,864
Income before equity in earnings of unconsolidated joint ventures, minority interests, discontinued operations and loss on sale of real estate	7,549	11,753	7,784	8,568	7,306	7,549	7,306
Equity in earnings of unconsolidated joint ventures	191	243	359	274	166	191	166
Minority interests:							
Consolidated joint venture	(6,624)	(6,734)	(7,198)	(6,619)	(6,593)	(6,624)	(6,593)
Operating partnership	(202)	(958)	(175)	(408)	(160)	(202)	(160)
Income from continuing operations	914	4,304	770	1,815	719	914	719
Discontinued operations (1)	--	--	(2,785)	1,930	293	--	293
Income before loss on sale of real estate	914	4,304	(2,015)	3,745	1,012	914	1,012
Loss on sale of real estate	(3,843)	--	--	--	--	(3,843)	--
Net income (loss)	$(2,929)	$ 4,304	$ (2,015)	$ 3,745	$ 1,012	$ (2,929)	$ 1,012
Basic earnings per common share:							
Income from continuing operations	$ .03	$ .16	$ .03	$.07	$.03	$ .03	$.03
Net income (loss)	$(.11)	$ .16	$(.07)	$.14	$.04	$(.11)	$.04
Diluted earnings per common share:							
Income from continuing operations	$ .03	$ .16	$ .03	$.07	$.03	$ .03	$.03
Net income (loss)	$(.11)	$ .16	$(.07)	$.14	$.04	$(.11)	$.04
Weighted average common shares:							
Basic	27,304	27,266	27,224	27,008	26,674	27,304	26,674
Diluted	27,516	27,520	27,366	27,188	26,975	27,516	26,975

(1) In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long Lived Assets", the results of operations for properties sold, including any gain or loss on such sales have been reported above as discontinued operations for both the current and prior periods presented.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 3/31/05

Tanger Outlets

FFO and FAD Analysis (dollars and shares in thousands)

	Three Months Ended					YTD	
	03/05	12/04	09/04	06/04	03/04	03/05	03/04
Funds from operations:							
Net income	$ (2,929)	$ 4,304	$(2,015)	$3,745	$1,012	$ (2,929)	$1,012
Adjusted for -							
Minority interest in operating partnership	202	958	175	408	160	202	160
Minority interest adjustment consolidated joint venture	169	(198)	314	(329)	33	169	33
Minority interest, depreciation and amortization in discontinued operations	--	--	(518)	662	289	--	289
Depreciation and amortization uniquely significant to real estate - wholly owned	12,876	12,239	13,986	12,900	12,099	12,876	12,099
Depreciation and amortization uniquely significant to real estate – joint ventures	369	379	351	304	300	369	300
(Gain) loss on sale of real estate	3,843	--	3,544	(2,084)	--	3,843	--
Funds from operations	$ 14,530	$17,682	$15,837	$15,606	$13,893	$ 14,530	$13,893
Funds from operations per share	$.43	$.53	$.47	$.47	$.42	$.43	$.42
Funds available for distribution:							
Funds from operations	$ 14,530	$17,682	$15,837	$15,606	$13,893	$14,530	$13,893
Adjusted For -							
Corporate depreciation excluded above	55	53	56	55	58	55	58
Amortization of finance costs	355	350	383	365	367	355	367
Amortization of share compensation	242	237	236	989	14	242	14
Straight line rent adjustment	(112)	(90)	(81)	(134)	(84)	(112)	(84)
Below market rent adjustment	(46)	(418)	(277)	(310)	(60)	(46)	(60)
Market rate interest adjustment	(629)	(631)	(634)	(635)	(610)	(629)	(610)
2nd generation tenant allowances	(4,462)	(2,839)	(1,413)	(1,595)	(1,521)	(4,462)	(1,521)
Capital improvements	(952)	(2,080)	(1,583)	(2,047)	(1,335)	(959)	(1,335)
Funds available for distribution	$ 8,981	$12,264	$12,523	$12,294	$10,722	$8,974	$10,722
Funds available for distribution per share	$.27	$.37	$.37	$.37	$.32	$.27	$.32
Dividends paid per share	$.3125	$.3125	$.3125	$.3125	$.3075	$.3125	$.3075
FFO payout ratio	73%	59%	66%	66%	73%	73%	73%
FAD payout ratio	116%	84%	84%	84%	96%	116%	96%
Diluted weighted average common shares	33,583	33,587	33,432	33,254	33,042	33,583	33,042

Per Weighted Average Gross Leasable Area (GLA) Analysis

	Three Months Ended					YTD	
	03/05	12/04	09/04	06/04	03/04	03/05	03/04
GLA open at end of period - (000's)							
Wholly owned	4,925	5,066	5,066	5,240	5,302	4,925	5,302
Partially owned consolidated (1)	3,271	3,271	3,271	3,273	3,273	3,271	3,273
Partially owned unconsolidated(2)	402	402	391	374	324	402	324
Managed properties	65	105	432	434	434	65	434
Total GLA open at end of period	8,663	8,844	9,160	9,321	9,333	8,663	9,333
Weighted average GLA (000's) (3)	8,281	8,337	8,338	8,339	8,339	8,281	8,339
End of period occupancy (1) (2)	95%	97%	96%	95%	94%	95%	94%
PER SQUARE FOOT							
Revenues							
Base rentals	$3.85	$4.02	$3.95	$3.84	$3.77	$3.85	$3.77
Percentage rentals	.11	.29	.15	.11	.09	.11	.09
Expense reimbursements	1.73	1.75	1.56	1.56	1.43	1.73	1.43
Other income	.11	.20	.22	.29	.10	.11	.10
Total revenues	5.80	6.26	5.88	5.80	5.39	5.80	5.39
Expenses							
Property operating	1.96	2.00	1.79	1.77	1.61	1.96	1.61
General & administrative	.37	.37	.40	.39	.38	.37	.38
Depreciation & amortization	1.56	1.47	1.69	1.55	1.46	1.56	1.46
Total expenses	3.89	3.84	3.88	3.71	3.45	3.89	3.45
Operating income	1.91	2.42	2.00	2.09	1.94	1.91	1.94
Interest expense	.99	1.01	1.07	1.07	1.06	.99	1.06
Income before equity in earnings of unconsolidated joint ventures, minority interest, discontinued operations and loss on sale of real estate	$.92	$1.41	$.93	$1.02	$.88	$.92	$.88
Total revenues less property operating and general & administrative expenses ("NOI")	$3.47	$3.89	$3.69	$3.64	$3.40	$3.47	$3.40

(1) Includes the nine centers from the Charter Oak portfolio acquired on December 19, 2003 of which Tanger owns a one-third interest through a joint venture arrangement.

(2) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement.

(3) Represents GLA of wholly owned and partially owned consolidated operating properties weighted by months of operation. GLA is not adjusted for fluctuations in occupancy that may occur subsequent to the original opening date. Excludes GLA of properties for which their results are included in discontinued operations.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 3/31/05

Tanger Outlets

Unconsolidated Joint Venture Information –

Summary Balance Sheets (dollars in thousands)

	03/31/05	12/31/04	9/30/04	6/30/04	3/31/04	Tanger's Share as of 03/31/05 (1)
Assets						
Investment properties at cost – net	$67,399	$69,865	$68,615	$69,955	$67,051	$29,256
Cash and cash equivalents	4,319	2,449	2,184	1,381	2,078	1,716
Deferred charges – net	1,305	1,973	2,076	1,535	1,596	652
Other assets	3,869	2,826	3,168	3,879	3,334	1,554
Total assets	$76,892	$77,113	$76,043	$76,750	$74,059	$33,178
Liabilities & Owners' Equity						
Mortgage payable	$60,254	$59,708	$59,233	$57,156	$54,811	$25,925
Construction trade payables	426	578	1,328	3,090	2,501	213
Accounts payable & other liabilities	828	702	730	508	603	392
Total liabilities	61,508	60,988	61,291	60,754	57,915	26,530
Owners' equity	15,384	16,125	14,752	15,996	16,144	6,648
Total liabilities & owners' equity	$76,892	$77,113	$76,043	$76,750	$74,059	$33,178

(1) Tanger's portion of investment properties at cost – net, includes $8.9 million associated with a development property that generates net income considered incidental to its intended future operation as an outlet center. As such, the net income generated from this property is recorded as a reduction to the carrying value of the property and is therefore not included in the summary statement of operations below.

Summary Statements of Operations (dollars in thousands)

	Three Months Ended					YTD	
	03/05	12/04	09/04	06/04	03/04	03/05	03/04
Revenues	$2,511	$2,557	$2,682	$2,507	$2,075	$2,511	$2,075
Expenses							
Property operating	974	900	918	946	775	974	775
General & administrative	--	10	8	12	1	--	1
Depreciation & amortization	767	765	723	631	623	767	623
Total expenses	1,741	1,675	1,649	1,589	1,399	1,741	1,399
Operating income	770	882	1,033	918	676	770	676
Interest expense	417	401	346	405	380	417	380
Net income	$353	$481	$687	$513	$296	$353	$296
Tanger's share of:							
Total revenues less property operating and general & administrative expenses ("NOI")	$769	$824	$878	$774	$650	$769	$650
Net income	$191	$244	$359	$274	$165	$191	$165
Depreciation (real estate related)	$369	$379	$351	$304	$300	$369	$300

Tanger Outlets

Debt Outstanding Summary (dollars in thousands)

As of March 31, 2005			
	Principal Balance	**Interest Rate**	**Maturity Date**
Mortgage debt			
Lancaster, PA	$13,709	9.770%	04/10/05
Commerce I, GA	7,153	9.125%	09/10/05
Kittery I, ME San Marcos I, TX West Branch, MI Williamsburg, IA	60,073	7.875%	04/01/09
San Marcos II, TX	18,350	7.980%	04/01/09
Blowing Rock, NC	9,326	8.860%	09/01/10
Nags Head, NC	6,329	8.860%	09/01/10
Consolidated JV Debt	182,485	6.590%	07/10/08
Premium on Consolidated JV Debt (1)	8,558		
Total mortgage debt	305,983		
Corporate debt			
Unsecured term loan	53,500	Libor + 1.45%	03/26/06
Unsecured credit facilities	33,455	Libor + 1.40%	06/30/07
2001 Senior unsecured notes	100,000	9.125%	02/15/08
Total corporate debt	186,955		
Total debt	$492,938		

(1) Represents a premium on mortgage debt with an imputed interest rate of 4.97% assumed in the Charter Oak acquisition joint venture, which is consolidated on Tanger's balance sheet.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 3/31/05

Tanger Outlets

Future Scheduled Principal Payments (dollars in thousands)

Year	Scheduled Amortization Payments	Balloon Payments	Total Scheduled Payments
As of March 31, 2005			
2005	4,270	20,577	24,847
2006	5,715	53,500	59,215
2007	6,140	33,455	39,595
2008	4,872	270,351	275,223
2009	967	70,474	71,441
2010	181	13,878	14,059
2011	--	--	--
2012	--	--	--
2013	--	--	--
2014			
2015 & thereafter	--	--	--
	$22,145	$462,235	$484,380
Premium on Consolidated JV Debt (1)			8,558
			$492,938

(1) Represents a premium on mortgage debt assumed in the Charter Oak acquisition joint venture, which is consolidated on Tanger's balance sheet.

Investor Information

Tanger Outlet Centers welcomes any questions or comments from shareholders, analysts, investment managers, media and prospective investors. Please address all inquiries to our Investor Relations Department.

Tanger Factory Outlet Centers, Inc.
Investor Relations
Phone: (336) 292-3010 ext 6825
Fax: (336) 297-0931
e-mail: tangermail@tangeroutlet.com
Mail: Tanger Factory Outlet Centers, Inc.
            3200 Northline Avenue
            Suite 360
            Greensboro, NC 27408

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 3/31/05

Tanger Outlets